                                                   -----------------------------
                                                   OMB Number:  3235-0145
                                                   Expires:  October 31, 2002
                                                   Estimated average burden
                                                   hours per response......14.90
                                                   -----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                            Mattson Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    57723100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box to designate the rule pursuant to which this Schedule is filed:

                             [ ]  Rule 13d - 1(b)

                             [ ]  Rule 13d - 1(c)

                             [X]  Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

                               Page 1 of 5 pages

----------------------                                     -------------------
CUSIP NO.   57723100          SCHEDULE 13G                  PAGE 2 OF 5 PAGES
----------------------                                     -------------------
------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Brad Mattson
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      N/A                                                  (a) [_]

                                                           (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY
------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
------------------------------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER

      SHARES              3,426,762
                   -----------------------------------------------------------
   BENEFICIALLY      6    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             3,426,762
                   -----------------------------------------------------------
      PERSON         8    SHARED DISPOSITIVE POWER

       WITH               0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,426,762
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      [ ]    N/A
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.0%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 pages

----------------------                                     -------------------
CUSIP NO.   57723100          SCHEDULE 13G                  PAGE 3 OF 5 PAGES
----------------------                                     -------------------

Item 1.

         (a)      Name of Issuer:  Mattson Technology, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  2800 Bayview Drive
                  Fremont, CA  94538
Item 2.

         (a)      Name of Person Filing:  Brad Mattson

         (b)      Address of Principal Business Office or, if none, Residence:

                  Mattson Technology, Inc.
                  2800 Bayview Drive
                  Fremont, CA  94538

         (c) Citizenship: The filing person is a citizen of the United States of America.

         (d)      Title of Class of Securities:  Common Stock.

         (e)      CUSIP Number:  57723100

Item 3.           Status of Person Filing:

                  Not Applicable.

Item 4.           Ownership

         (a)      Amount Beneficially Owned:

                  Amount owned "beneficially" within the meaning of rule 13d-3:
                  3,426,762 shares; includes 182,756 shares subject to options exercisable within 60 days of December 31, 2001.

         (b)      Percent of Class:

                  9.0%, based on 37,792,420 shares outstanding as of November 12, 2001, as reported by the issuer in its Report on Form 10-Q for the quarter ended September 30, 2001.

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  3,426,762

                  (ii)     shared power to vote or to direct the vote:  0

                  (iii) sole power to dispose or to direct the disposition of: 3,426,762

                  (iv)     shared power to dispose or to direct the disposition
                           of:  0


                               Page 3 of 5 Pages

----------------------                                     -------------------
CUSIP NO.   57723100          SCHEDULE 13G                  PAGE 4 OF 5 PAGES
----------------------                                     -------------------

Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Pursuant to a November 17, 1999 Pledge Agreement between Prudential Securities Incorporated ("Prudential") and Brad Mattson, 1,600,000 of Mr. Mattson's shares are pledged to secure a loan from Prudential to Mr. Mattson. In case of certain events constituting a default under the Pledge Agreement, Prudential may sell the shares and receive the proceeds of any such sale up to the amount required to satisfy in full Mr. Mattson's obligations under the loan and the Pledge Agreement.

 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not Applicable.

Item 9.           Notice of Dissolution of the Group

                  Not Applicable.

Item 10.          Certification

                  Not Applicable.


                               Page 4 of 5 pages

----------------------                                     -------------------
CUSIP NO.   57723100               SCHEDULE 13G            PAGE 5 OF 5 PAGES
----------------------                                     -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

                                           /s/ Brad Mattson
                                           -------------------------------------
                                           Brad Mattson




                               Page 5 of 5 pages